EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.00005 per share, of Rosetta Stone Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: November 20, 2014

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP
Osmium Diamond, LP
Osmium Special Opportunity Fund, LP

By:	/s/ John H. Lewis
John H. Lewis, for himself and as Managing Member of Osmium Partners, LLC, for itself and as General Partner of Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and Osmium Special Opportunity Fund, LP